恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

[redacted]

07026866

Our Ref.: HASE/TL/HL/05181

4th September, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Henderson Land Development Company Limited (Stock Code : 12)
<u>Announcement – Date of Board Meeting</u>

We enclose for your information a copy of the Company's announcement on 3rd September, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 7 2007
WASH. D.C.
160

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

DATE OF BOARD MEETING

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") announces that a meeting of the Board will be held on Monday, 17 September 2007, for the purpose of, among other things, approving the publication of the annual results announcement of the Company and its subsidiaries for the year ended 30 June 2007 and considering the payment of the final dividend.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 3 September, 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END